Exhibit 99(j)

Independent Accountants' Report

The Board of Directors

HSBC Finance Corporation:

We have examined management's assertion that the servicing of private label credit card receivables owned by Private Label Credit Card Master Note Trust I (the receivables) has been conducted by HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Servicer, in compliance with the terms and conditions as set forth in Article III and Section 5.08 of the Transfer and Servicing Agreement dated June 12, 2001 (the Agreement), as supplemented by the Series 2002-3 Series Supplement, as of and for the year ended December 31, 2004. HSBC Finance Corporation's management is responsible for the assertion. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting that the servicing of receivables has been conducted in compliance with the terms and conditions as set forth in Article III and Section 5.08 of the Agreement, as supplemented, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, management's assertion that the servicing of the receivables has been conducted by HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Servicer, in compliance with the terms and conditions as set forth in Article III and Section 5.08 of the Transfer and Servicing Agreement dated June 12, 2001, as supplemented, as of and for the year ended December 31, 2004 is fairly stated, in all material respects.

This report is intended solely for the information and use of the addressee and is not intended to be and should not be used by anyone other than this specified party.

/s/ KPMG LLP

March 1, 2005

Management Assertion

As of and for the year ended December 31, 2004, the servicing of private label credit card receivables owned by Private Label Credit Card Master Note Trust I has been conducted by HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Servicer, in compliance with the terms and conditions as set forth in Article III and Section 5.08 of the Transfer and Servicing Agreement dated June 12, 2001, as supplemented by the Series 2002-3 Series Supplement.

/s/ Steve Smith Steve Smith Servicing Officer HSBC Finance Corporation March 1, 2005 Date

/s/ Joe Hoff Joe Hoff Chief Financial Officer- HSBC Finance Corporation - Retail Services March 1, 2005 Date	/s/ Chuck Colip Chuck Colip Deputy Managing Director / Chief Operating Officer - HSBC Finance Corporation - Retail Services March 1, 2005 Date